Filed by SWS Group, Inc.

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: SWS Group, Inc.

(Commission File No.: 000-19483)

The following electronic communication was sent to all employees of SWS Group, Inc. and its subsidiaries on May 19, 2014:

SWS-Hilltop Transaction Update to Employees

Dear SWS Employee,

I am writing to update you on the progress of our pending merger with Hilltop Holdings. Since announcing the deal, we have been working with Hilltop towards closing the transaction and developing a plan to create the leading Texas-based broker-dealer and 4th largest Texas-based bank by deposit market share.

The process to closing the transaction is expected to take several months and will consist of significant milestones. Hilltop recently filed its regulatory application. Later this month, we expect to jointly file the Form S-4/Proxy, which will need to clear comments by the SEC to become effective. I encourage you to read the Form S-4/Proxy as it will contain detailed descriptions of the SWS shareholders meeting, the merger, certain documents associated with the merger and other related matters. Once effective, we will set a meeting date for SWS shareholders to vote on approval of the transaction, which we expect to occur in the third calendar quarter of this year. Following SWS shareholder approval, we will need to obtain regulatory approval to close the transaction, which we expect in the fourth calendar quarter of this year.

The combination of these firms will be a significant undertaking, and our goal is to efficiently integrate the businesses through the support of our collective organizations. We have established an Integration Committee (the “Committee”) to drive the process and facilitate decision-making. The Committee will be chaired by Jeremy Ford, President and CEO of Hilltop, and will have equal representation from SWS and First Southwest. The Committee will serve as a true working group that will draw from employees within both organizations to fulfill integration work streams. The mandate of the Committee is to maintain a thoughtful process that will result in a stronger and better positioned combined company.

I know that there are many questions surrounding how this merger will impact the way in which you serve your customers, as well as how this will affect you personally. In an effort to answer as many of these questions as possible, we have set up an email address (merger@swst.com) and toll free phone number (844-797-6374) as a point of contact. Additionally, we will post a list of Frequently Asked Questions (FAQs) to the SWS intranet that we will update regularly. I will do my best to communicate with you often, especially when we accomplish the major milestones of this transaction.

We are excited about the positive impact combining our businesses and cultures will have on our shareholders, clients and you, our valued employees. While the timeline to close is a long process, we will remain thoughtful and diligent in our approach. In the meantime, we all need to remain focused on achieving our goals and serving our clients with the same passion and responsiveness that they have come to expect from SWS. As always, I thank you for your continued hard work and dedication.

Sincerely,

Jim Ross

Important Information For Investors And Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. Hilltop Holdings, Inc. (“Hilltop”) will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 containing a proxy statement/prospectus of SWS Group, Inc. (“SWS”) and Hilltop, and SWS and Hilltop will each file other documents with respect to the proposed transaction and a definitive proxy statement/prospectus will be mailed to shareholders of SWS. Investors and security holders of SWS are urged to read the proxy statement/prospectus and other documents that will be filed with the SEC carefully and in their entirety when they become available because they will contain important information. Investors and security holders of SWS will be able to obtain free copies of the registration statement and the proxy statement/prospectus (when available) and other documents filed with the SEC by SWS or Hilltop through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by SWS will be available free of charge on SWS’s internet website at www.swst.com or by contacting SWS’s Investor Relations Department at (214) 859-1800. Copies of the documents filed with the SEC by Hilltop will be available free of charge on Hilltop’s internet website at www.hilltop-holdings.com or by contacting Hilltop’s Investor Relations Department at (214) 252-4029.

SWS, Hilltop, their respective directors and certain of their executive officers and other members of management and employees may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of SWS is set forth in its Annual Report on Form 10-K for the year ended June 30, 2013, which was filed with the SEC on September 6, 2013, its proxy statement for its 2013 annual meeting of shareholders, which was filed with the SEC on October 3, 2013, and its Current Reports on Form 8-K, which were filed with the SEC on September 17, 2013 and October 1, 2013. Information about the directors and executive officers of Hilltop is set forth in its most recent proxy statement, which was filed with the SEC on May 2, 2014. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

From time to time we make statements (including some contained in this report) that predict or forecast future events, depend on future events for their accuracy, or otherwise contain “forward-looking” information and constitute “forward-looking statements” within the meaning of applicable U.S. securities laws. Such statements are generally identifiable by terminology such as “plans,” “expects,” “estimates,” “budgets,” “intends,” “anticipates,” “believes,” “projects,” “indicates,” “targets,” “objective,” “could,” “should,” “may” or other similar words. By their very nature, forward-looking statements require us to make assumptions that may not materialize or that may not be accurate. Readers should not place undue reliance on forward-looking statements and should recognize that such statements are predictions of future results, which may not occur as anticipated. Actual results may differ materially as a result of various factors, some of which are outside of our control, including:

•	failure to obtain the approval of shareholders of SWS in connection with the proposed transaction;
•	the failure to consummate or delay in consummating the proposed transaction for other reasons;
•	the timing to consummate the proposed transaction;
•	the risk that a condition to closing of the proposed transaction may not be satisfied;
•	the risk that a regulatory approval that may be required for the proposed transaction is delayed, is not obtained, or is obtained subject to conditions that are not anticipated;

•	Hilltop’s ability to achieve the synergies and value creation contemplated by the proposed transaction;
•	Hilltop’s ability to promptly and effectively integrate its and SWS’s businesses;
•	the diversion of management time on transaction-related issues;
•	the interest rate environment;
•	the volume of trading in securities;
•	the liquidity in capital markets;
•	the volatility and general level of securities prices and interest rates;
•	the ability to meet regulatory capital requirements administered by federal agencies;
•	the level of customer margin loan activity and the size of customer account balances;
•	the demand for real estate in Texas, New Mexico and the national market;
•	the credit-worthiness of our correspondents, trading counterparties and of our banking and margin customers;
•	the demand for investment banking services;
•	general economic conditions, especially in Texas and New Mexico, and investor sentiment and confidence;
•	the value of collateral securing the loans we hold;
•	competitive conditions in each of our business segments;
•	changes in accounting, tax and regulatory compliance requirements;
•	changes in federal, state and local tax rates;
•	the ability to attract and retain key personnel;
•	the availability of borrowings under credit lines, credit agreements and credit facilities;
•	the potential misconduct or errors by our employees or by entities with whom we conduct business;
•	the ability of borrowers to meet their contractual obligations and the adequacy of our allowance for loan losses; and
•	the potential for litigation and other regulatory liability.

Our future operating results also depend on our operating expenses, which are subject to fluctuation due to:

•	variations in the level of compensation expense incurred as a result of changes in the number of total employees, competitive factors or other market variables;
•	variations in expenses and capital costs, including depreciation, amortization and other non-cash charges incurred to maintain our infrastructure; and
•	unanticipated costs which may be incurred from time to time in connection with litigation, regulation and compliance, loan analyses and modifications or other contingencies.

Other factors, risks and uncertainties that could cause actual conditions, events or results to differ materially from our expectations discussed in this report include those factors described in SWS’s Annual Report on Form 10-K for the year ended June 30, 2013, under the heading “Risk Factors,” and our other reports filed with and available from the SEC. Our forward-looking statements are based on current beliefs, assumptions and expectations. No assurances can be given that any of the events anticipated by these forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on our actual results, levels of activity, performance, or achievements. All forward-looking statements speak only as of the date on which they are made and, except as required by law, we expressly disclaim any obligation or undertaking to disseminate any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with regard thereto or any change in events, conditions or circumstances upon which any statement is based.